Mail Stop 4561

February 6, 2008

David J. Steichen
Chief Financial Officer
Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota

       Re: **Analysts International Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed on March 15, 2007
                File No. 000-04090

Dear Mr. Steichen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief